UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT 1934

For the month of October, 2002

COLES MYER LTD.

(Translation of registrant's name into English)

800 TOORAK ROAD, TOORONGA, VICTORIA, AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pusuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

COLES MYER LTD.

(Registrant)

By  /s/  R F BENNETT

(Signature)

ROBERT F BENNETT

COMPANY SECRETARIAT MANAGER

Date October 30, 2002

PERSONAL STATEMENT FROM JOHN FLETCHER

Coles Myer Ltd has received the attached personal statement from the Managing Director and Chief Executive Officer of the Company.

Kevin Elkington

Company Secretary

29 October 2002

MEDIA RELEASE

Statement from Coles Myer CEO, John Fletcher

October 29 2002

This statement is made in response to intense media speculation in the last few days regarding my tenure as CEO following the Annual General Meeting on 20 November 2002.

As a director of Coles Myer, I have already made my views known as one of eight directors who have signed a letter to shareholders outlining their views as to why Mr Lew should not be re-elected as a director. I believed I had a duty, along with the other directors, to convey my views to shareholders. These views were considered against the background of significant changes in the corporate governance environment. The events in corporate US and the recent Sarbanes-Oxley legislation have considerably raised shareholder expectations on the issue of board composition.

As Chief Executive Officer, my priority is to lead the management and staff of the company in rebuilding Coles Myer as Australia's number one retailer. As CEO, I have a responsibility to a number of stakeholders - to shareholders through the Board, to our customers and to the senior management and staff of Coles Myer.

Following my appointment as CEO last year, I and the senior leadership team spent five months reviewing every aspect of the business and developing for the Board's consideration a five-year blueprint to turnaround the business and create sustainable shareholder value.

This culminated in March with a two-day meeting of the full Board and senior management at which we finalised our five-year strategy, including the phasing out of the Shareholder Discount Card.

It was my firm belief that the full Board and the executive team were committed to the vision, the strategy and its component parts, including the phasing out of the Shareholder Discount Plan. Clearly, this is not now the case.

In this last year we have already made significant progress in implementing our strategy. The F02 results have laid the key foundation stones from which we can now accelerate our growth:

  underlying retail EBIT increased 16%

  cost of doing business reduction of $199m.

  significant decrease in inventory levels

  strong balance sheet and cash flows

  full leadership team now in place

I believe that Coles Myer is a better company today than it was just a year ago.

However, I believe that our further success requires an environment in which the CEO and senior management can be absolutely focused on running the business, supported by a strong, stable and challenging Board, with a shared vision and strategy for the company, working harmoniously together to build shareholder value.

I believe that unless such an environment exists after the annual general meeting, I will need to reconsider my position as Chief Executive Officer.

John Fletcher